

September 16, 2013

Via E-mail
Ms. Ping Wei
Chief Financial Officer
China Distance Education Holdings Limited
18th Floor, Xueyuan International Tower
1 Zhichun Road, Haidian District
Beijing 100083, People's Republic of China

Re: **China Distance Education Holdings Limited**
        Form 20-F for the Year Ended September 30, 2012
        Filed January 31, 2013
        File No. 001-34122

Dear Ms. Wei:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended September 30, 2012

5. Accounts Receivable, Net

1.   We note that your allowance for doubtful accounts is 41% and 34% of gross accounts receivables for the years ended September 30, 2011 and 2012, respectively. We also note that most of the allowance is related to accounts receivables from government agencies which have been outstanding for more than a year. In this regard, tell us the following:
        a. What efforts you have made to get paid from these government agencies;
        b. Why you believe these government agencies are not paying you;
        c. If and how timely have these government agencies paid you in the past; and
        d. If and how you recognized revenue on these types of transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at 202-551-3268 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director